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May 8, 2019

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin, Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	EQT Corporation (“EQT” or the “Company”) PREC14A Preliminary Proxy Statement Filing on Schedule 14A (the “Proxy Statement”) Filed April 22, 2019 by Toby Z. Rice, et al. File No. 001-03551

Dear Mr. Hindin:

We acknowledge receipt of the oral comments (the “Comments”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have discussed the Comments with our clients, Toby Z. Rice, Derek A. Rice, J. Kyle Derham and William E. Jordan (collectively, the “Rice Team”), and are providing the following responses on their behalf. The Rice Team has also filed a revised Proxy Statement in response to the Comments. For ease of reference, the Comments are summarized below in italics. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

1.	The Staff requested that the Rice Team describe its intent to disseminate the Rice Team’s proxy statement prior to the distribution of the Company’s proxy statement in light of Rule 14a-5(c).

The Rice Team advises the Staff that if the Company has not filed its proxy statement by the time the Rice Team files its definitive proxy statement, the Rice Team will accept all legal risk in connection with distributing its initial definitive proxy statement without all required disclosures and will subsequently provide any omitted information in a supplement to its definitive proxy statement after the information has been made public by the Company. The Rice Team will also make it clear in its definitive proxy statement that it will supplement the proxy statement to include any omitted information that has not yet been made public by the Company.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 8, 2019

2.	The Staff requested that the Rice Team provide a clear recommendation and disclose how the Rice Team intends to vote its shares with respect to Proposals 2 and 3 and confirm the Rice Team will fill in all blanks and remove all brackets throughout the Proxy Statement prior to mailing a definitive proxy statement.

The Rice Team advises the Staff that the Rice Team will provide a clear recommendation and disclose how the Rice Team intends to vote its shares of Common Stock with respect to Proposals 2 and 3 prior to mailing its definitive proxy statement. The Rice Team also confirms it will fill in all blanks and remove all brackets throughout the Proxy Statement prior to mailing its definitive proxy statement.

3.	The Staff requested that we advise when the Rice Team anticipates distributing their definitive proxy statement.

The Rice Team advises the Staff that it intends on distributing its definitive proxy statement as soon as the Staff has notified the Rice Team that it has been cleared to file its definitive proxy statement but no earlier than when the Company first files its preliminary proxy statement. The Rice Team believes the Company has set May 14, 2019 as the record date for the 2019 annual meeting of shareholders (the “Annual Meeting”) based on the date delivered to Broadridge in its broker search. Accordingly, the Rice Team intends on mailing to shareholders of record as of May 14, 2019. However, if the Company publicly announces a record date for the Annual Meeting that differs from May 14, 2019, the Rice Team will re-mail its definitive proxy statement to shareholders of record as of such new record date.

4.	The Staff requested that we provide support for certain opinions and beliefs set forth in the Proxy Statement or, if necessary, revise the Proxy Statement accordingly. In particular, the Staff requested support for the following statements:
•	Page 10, “The January 22, 2019 presentation also disclosed, for the first time, capital expenditure detail broken down into four categories: “Reserve Development,” “Land,” “Capitalized Overhead” and “Other.” EQT had not previously disclosed “Capitalized Overhead” and provided additional detail on what constituted “Other” capital expenditures.”

The Rice Team advises the Staff that EQT historically disclosed their upstream capital expenditure guidance in two categories: (1) Well Costs and (2) Land. EQT did not break-out “Capitalized Overhead” or “Other” in their capital expenditure guidance until its January 22, 2019 presentation, when, for the first time, they broke out their upstream capital expenditure budget into four categories: (1) Reserve Development1, (2) Land, (3) Capitalized Overhead and (4) Other. The Rice Team acknowledges that EQT historically made reference to historical “capitalized costs” in a footnote in their Annual Reports on Form 10-K. However, the disclosure of capitalized costs was not set forth in the Company’s historical capital expenditure guidances. The Rice Team believes many shareholders may have believed, erroneously, that prior to EQT’s January 2019 presentation, EQT’s well cost guidance included those costs that were subsequently categorized separately as “Capitalized Overhead” and “Other.”

1 “Reserve Development” was a new term used in January 22, 2019, but it appears to be a rebranding of the term “Well Costs”.

May 8, 2019

Nonetheless, to avoid any confusion regarding this statement, the Rice Team has revised the Proxy Statement accordingly.

•	Page 12, “On February 13, 2019, Toby Z. Rice and Derek A. Rice sent a public letter to the Board, requesting that EQT hold the 2019 Annual Meeting in April, as it has historically done, so that shareholders can promptly vote on the best path forward. This request was supported both publicly and expressed privately to the Rice Team by many of EQT’s largest shareholders.”

The Rice Team advises the Staff that on January 11, 2019, D. E. Shaw & Co., L.P., which is deemed to beneficially own approximately 4.5% of the outstanding common stock of EQT, sent an open letter to the Board supporting the return of the Rice Team to help EQT realize its full potential and asking for the Board to work towards a constructive solution or let shareholders vote in April, when EQT has held its annual meeting of shareholders for decades. A copy of the press release is being provided on a supplemental basis as Exhibit A hereto. The Rice Team can also confirm that it received additional support for an April meeting date, on a private and confidential basis, from other large shareholders that, based on our estimates, beneficially own, in the aggregate, approximately 18.1% of EQT’s outstanding common stock.

•	Page 15, “In our view, the plan for EQT’s future, as laid out by the current management team and approved by the Board, not only fails to recognize the potential of EQT’s assets but would also position EQT to be one of the highest cost operators in the Appalachian Basin.”

The Rice Team advises the Staff that the statement is based on (i) EQT’s publicly disclosed well cost guidance for 2019, as set forth in its January 22, 2019 presentation, (ii) publicly disclosed well cost guidance for 2019 of other operators in the Appalachian Basin and (iii) assumptions and estimates made by the Rice Team to ensure each operator’s disclosed well costs are comparable.

The Rice Team notes that the calculation of well costs across operators are not perfectly comparable (as there is no accounting standard), and sources of discrepancy relate to whether operators include (1) pad construction and facility costs and (2) capitalized overhead costs in their well cost guidance. In addition, operators with wet gas acreage, such as Antero Resources Corporation (“Antero”), Montage Resources Corporation (“Montage”) and Southwestern Energy Company (“Southwestern”), expend approximately $200,000 more on pad facilities, which are not needed for development on dry gas acreage, such as EQT’s, Range Resources Corporation’s (“RRC”) and CNX Resources Corporation’s (“CNX”) acreage. To appropriately compare well cost guidance across operators, the Rice Team has attempted to adjust each operator’s disclosed well costs to be comparable and inclusive of all costs (i.e., pad construction, facility costs and capitalized overhead costs). Based on this methodology and the information available through public disclosures, the above statement is based on the Rice Team’s estimate that:

May 8, 2019

o	EQT’s 2019 well costs will be approximately $1,095/foot;
o	RRC’s 2019 well costs will be approximately $745/foot;
o	Antero’s 2019 well costs will be approximately $913/foot;
o	Montage’s 2019 well costs will be approximately $767/foot;
o	CNX’s 2019 well costs will be approximately $874/foot; and
o	Southwestern’s 2019 well costs will be approximately $940/foot.

For a step-by-step overview for how these estimates were obtained, the Rice Team is providing to the Staff on a supplemental basis as Exhibit B hereto, a detailed presentation they prepared entitled, “Peer Well Costs Explanation and Sourcing.” As shown above and on Exhibit B, the Rice Team believes EQT will continue to be one of the highest cost operators in the Appalachian Basin.

•	Page 18, “Given that 90% of EQT’s development activity is focused within Rice Energy’s historical operating footprint and based on our proven track record of delivering basin-leading well costs, we believe we can reduce EQT’s Pennsylvania Marcellus Shale well costs to $735 per foot, which would represent significantly lower targets than those set by management and would position EQT to be able to achieve the synergies promised by the Merger.”

The Staff has requested support for reducing EQT’s well costs to $735 per foot and to confirm whether such $735 per foot well cost is calculated on the same basis as the Rice Team’s estimate of EQT’s well costs for 2018 in the Marcellus shale in Pennsylvania, which the Rice Team has estimated were $1,250 per foot, inclusive of all costs associated with development.

The Rice Team is providing to the Staff on a supplemental basis as Exhibit C hereto, a detailed breakdown of how it intends to achieve $735 per foot well costs. As shown on Exhibit C, the Rice Team used EQT’s planned development activity and estimated well costs (i) based on the current service cost environment and soft bids received from service companies, (ii) assuming Rice Energy’s historical operational efficiency (such as stages completed per day, horizontal fee drilled per day, etc.) and (iii) accounted for EQT’s operational footprint (such as water dynamics). Based on these assumptions and factors, the Rice Team’s well cost estimate of $735 per foot includes the follow costs on a per foot basis:

o	$64 to spud a well;
o	$119 for horizontal drilling costs;
o	$475 for completion costs;
o	$30 for pad costs;
o	$40 for facilities costs; and
o	$7 for corporate costs.

May 8, 2019

The Rice Team confirms that its belief that it can achieve well costs of $735 per foot is inclusive of all costs, and was calculated on the same basis as its calculation of EQT’s well costs for 2018 in the Marcellus Shale of $1,250 per foot.

The Rice Team notes that it calculated EQT’s well costs for 2018 in the Marcellus Shale of $1,250 per foot based on EQT’s public disclosures and certain assumptions. Specifically, EQT’s press release reporting its 2018 third quarter earnings results indicated that EQT expected to spud 120 wells and TIL (turned-in-line) 173 wells in the Marcellus Shale in 2018. That release also indicated that the average lateral length forecast for 2018 was 8,500 feet. On slide 20 of EQT’s publicly disclosed analyst presentation, dated October 29, 2018, EQT stated that its total budget for well development in 2018 was $2.5 billion. To determine the portion of EQT’s well development costs attributable to Marcellus Shale activity, the Rice Team assumed that EQT’s well costs on a per foot basis for Utica wells was $1,500 and EQT’s well costs on a per foot basis for Upper Devonian wells was $1,250 (each of which are relatively high, and therefore, conservative estimates, as these estimates imply a lower Marcellus Shale well cost figure). The Rice Team also assumed that approximately 40% of well costs were attributable to drilling operations and 60% of well costs were attributable to completion operations. Lastly, the Rice Team’s estimate includes capital expenditures associated with “well development.” These assumptions, estimates and EQT’s public disclosures of (i) total well development costs, (ii) total TIL and spud wells and (iii) average lateral length across wells imply well costs of $1,250 per foot in the Marcellus Shale. Please see the below table for a breakdown of this calculation and the highlighted portions of EQT’s Q3 2018 Earnings Report and EQT’s October 2018 Presentation,” attached hereto as Exhibit D, which are being provided to the Staff on a supplemental basis.

				Implied for $2.5 billion
Estimated Completion Activity	Wells TIL	Lat Length	Hz Ft	Cost/Ft	Cost $ million
Marcellus	172.5	8,500	1,466,250.00	1,250.00	1,099.69
Upper Devonian	19.00	11,300	214,700.00	1,250.00	161.03
Utica	21.50	11,500	247,250.00	1,500.00	222.53
Total	213.00	9,053	1,928,200.00	1,282.06	1,483.24

Drilling Activity	Wells Spud	Lat Length	Hz Ft	Cost/Ft	Cost $ million
Marcellus	118	12,400	1,457,000	$1,250	$729
Upper Devonian	5	14,700	73,500	$1,250	$37
Utica	21	12,300	258,300	$1,500	$155
Total	144	12,466	1,788,800		$920

Other spending for 2019 development not included in well counts above:					$100

2018 Well Development Budget					$2,503

•	Page 20, “In contrast to the existing Board, which has limited relevant energy experience outside of EQT, our Nominees have the operational expertise necessary to support and oversee a management team that can deliver peer-leading well productivity along with peer-leading well costs.”

May 8, 2019

The Rice Team advises the Staff that it believes the Board requires individuals with upstream operational experience to allow for an informed assessment and oversight by the Board of EQT’s operational performance, goals and leadership, the very issues that are the subject of debate between the Rice Team and EQT’s current management. The Rice Team notes that the existing Board, other than Daniel J. Rice IV, lacks any upstream operational experience outside of EQT.  Other than Mr. Behrman and Ms. Powers, who each held exploration positions with upstream companies, and Mr. Thorington, who held a CFO position at an upstream company, no director has any upstream experience.  As is implied by its title, an “exploration” position is principally tasked with assessing the geology and suitability factors for future potential development areas, not the operation thereof, and in the Rice Team’s view, a CFO position is not an operational position.  The balance of EQT’s 12 member Board consists of five directors with no energy experience, three directors with backgrounds at companies that provide, at least in part, services to upstream companies (Messrs. Lambert and McNally and Ms. Toretti) and Mr. Rice.

•	Page 21, “It is also this same leadership team that has spent approximately $10 billion in acquisitions to enable longer laterals without realizing any discernable cost benefits, over $2 billion in acquisitions in West Virginia with less than 10 wells developed on newly acquired acreage in the past two years, and has failed to deliver on the synergies promised in connection with the Merger.”

The Rice Team acknowledges the comment and is providing on a supplemental basis as Exhibit E hereto, a detailed analysis of EQT’s horizontal drilling activity in West Virginia. The source of the analysis comes from independent data sources, including HIS, Drilling Info, RSEG and RigData. As shown on Exhibit E, EQT developed only 10 wells on newly acquired acreage in the past two years (new wells highlighted in blue). The Rice Team has revised the Proxy Statement accordingly to clarify that only 10 wells have been developed rather than less than 10 wells.

•	Page 21-22, “We not only believe our director candidates are the right stewards to oversee the implementation of our plan to lower well costs to levels previously achieved by Rice Energy on substantially the same assets, which we believe will generate $500 million of annual incremental free cash flow above EQT’s current guidance, we believe they are the right stewards to lead EQT into a new era of success.”

Based on EQT’s 2019 development plan released in January 2019, we estimate that EQT’s 2019 Marcellus well costs will average approximately $1,095 per foot (as calculated on Exhibit A, which is being provided to the Staff on a supplemental basis). In contrast, in the last 6 quarters prior to the Merger, Rice Energy averaged $790/ft for ~8,800 laterals and executed at ~$700/ft when developing laterals greater than 11,000. See Exhibit F which details Rice Energy’s well costs over this period.

May 8, 2019

The Rice Team believes it can lower EQT’s well costs in the Pennsylvania Marcellus to approximately $735 per foot, as further detailed in Exhibit C hereto. By the Rice Team’s calculation, the reduction to $735 per foot well costs would result in approximately $500 million in additional free cash flow.

The Rice Team is basing its calculation on EQT’s development plan and guidance released in January 2019 because the plan sets forth EQT’s budget and expectations for well development costs and expenditures for 2019 and also notes projections for the future generally. The January development plan noted that EQT expected to generate an additional $2.7 billion in free cash flow by 2023. In EQT’s latest investor presentation issued in March 2019, EQT noted that it was projecting free cash flow of $2.9 billion by 2023, which is $200 million more than previously disclosed. The Rice Team continues to base its plan on EQT’s 2019 guidance issued in January because the Rice Team has yet to see EQT make additional progress toward exceeding their recently revised guidance and the Rice Team does not believe they should be given credit for revising their guidance upward before they are able to achieve results, given their guidance revisions last year. In 2018, EQT released its 2018 guidance in December 2017 and as the Rice Team has noted in the Proxy Statement, (particularly in the Background to the Solicitation sections), EQT disclosed throughout the year (until the third quarter of 2018) that they were within or beating their guidance with respect to costs and results (e.g., production). In the third quarter of 2018, EQT then reported huge overspends on operations and had to revise their capital expenditure guidance for 2019 upward by ~$300 million (i.e., EQT had to revise its 2018 guidance and state that it expected to spend an additional $300 million in capital expenditures for the year). The Rice Team has revised the Proxy Statement to clarify that its belief that it can generate an additional $500 million in annual free cash flow is based on the Company’s 2019 development plan and guidance.

*     *     *     *     *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman, Esq.

Elizabeth Gonzalez-Sussman, Esq.